October 19, 2016

Keith Gregory Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund and Variable Insurance Trust (the “Registrant”) (File Nos. 033-11905, 811-05010)

Dear Mr. Gregory:

In a telephone conversation on October 17, 2016, you provided comments to the registration statement for Rational Dynamic Momentum Fund. Ken Ellington also provided comments on October 17 -18, 2016. Please find below a summary of those comments and the Registrant's responses.

Comment 1. In the Prospectus Summary, a footnote to the fee table states that “Under certain conditions, the Advisor may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recapture, whichever is less. “ The staff of the SEC has taken the position that any fee waived or expense reimbursed must occur within three years of the specific waiver or reimbursement, rather than three years from the end of the fiscal year in which the waiver or reimbursement was incurred.

Response. The footnote will be revised as follows in a 497 filing to be filed as soon as practicable after the Fund’s post-effective amendment is declared effective:

The Fund’s investment advisor, Rational Advisors, Inc. (the “Advisor”) has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 2.24%, 2.99% and 1.99% of the Class A Shares, Class C Shares and Institutional Shares daily net assets, respectively, through April 30, 2018. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses waived and/or reimbursed under this agreement for a period of three years after such waiver or reimbursement occurred. Any recapture is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Comment 2. Please revise footnote 4 to the fee table to indicate that recapture of previously waived and/or reimbursed fees will only occur if such recapture is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

835569.1

October 19, 2016 Page 2

Response. Please see response to Comment 1. The requested change will be made in a 497 filing to be filed as soon as practicable after the Fund’s post-effective amendment is declared effective.

Comment 3. Please delete the reference to footnote 3 in the expense table line item for Distribution (12b-1) Fees.

Response. The deletion of the footnote reference will be made in a 497 filing to be filed as soon as practicable after the Fund’s post-effective amendment is declared effective.

Comment 4. Please revise the Class A expense example amount for the 3-year period.

Response: The expense example will be revised as follows in a 497 filing to be filed as soon as practicable after the Fund’s post-effective amendment is declared effective:

YEAR	Class A	Class C	Class I
1	$789	$302	$202
3	$1,293	$934	$687

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla